Filed Pursuant to Rule 253(g)(2)

File No. 024-10567

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 2 DATED JANUARY 26, 2018

TO THE OFFERING CIRCULAR DATED DECEMBER 26, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 26, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Declaration of dividend.

Declaration of Dividend

On January 26, 2018, the Manager of the Company declared a daily distribution of $0.0021917808 per share (the “February 2018 Daily Distribution Amount”) (which equates to approximately 8.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on February 1, 2018 and ending on February 28, 2018 (the “February 2018 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the February 2018 Distribution Period and the distributions are scheduled to be paid prior to April 21, 2018. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein and a constant per-share purchase price of $10 per share.